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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  Amendment No. ___
                                                  9

                    (This Amendment is being filed in substitution of the
                     previous filing in order to add an additional entity)




                           AIR PRODUCTS & CHEMICALS, INC.
                 ___________________________________________________
                                      (Issuer)


                                    COMMON SHARES
                 ___________________________________________________
                           (Title of Class of Securities)


                                      009158106
                 ___________________________________________________
                                   (Cusip Number)



                 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





  John P. Elterich
  Investment Department
  State Farm Insurance Companies
  One State Farm Plaza
  Bloomington, IL 61710
  (309) 766-9835
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                                         13G

 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Mutual Automobile Insurance Company 37-0533100
 2.  Member of a Group: (a)_____(b)__X__

 3.  SEC USE ONLY:

 4.  Citizenship or Place of Organization: Illinois

 5.  Sole Voting Power: 7,352,400

 6.  Shared Voting Power: 0

 7.  Sole Dispositive Power: 7,352,400

 8.  Shared Dispositive Power: 0

 9.  Aggregate Amount Beneficially Owned by each Reporting person: 7,352,400

10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____

11.  Percent of Class Represented by Amount in Row 9: 3.48  %

12.  Type of Reporting Person: IC

______________________________________________________________________________

 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Life Insurance Company 37-0533090
 2.  Member of a Group: (a)_____(b)__X__

 3.  SEC USE ONLY:

 4.  Citizenship or Place of Organization: Illinois

 5.  Sole Voting Power: 140,800

 6.  Shared Voting Power: 0

 7.  Sole Dispositive Power: 140,800

 8.  Shared Dispositive Power: 0

 9.  Aggregate Amount Beneficially Owned by each Reporting person: 140,800

10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____

11.  Percent of Class Represented by Amount in Row 9: 0.06  %

12.  Type of Reporting Person: IC

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                                         13G

 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Fire and Casualty Company 37-0533080
 2.  Member of a Group: (a)_____(b)__X__

 3.  SEC USE ONLY:

 4.  Citizenship or Place of Organization: Illinois

 5.  Sole Voting Power: 1,768,400

 6.  Shared Voting Power: 0

 7.  Sole Dispositive Power: 1,768,400

 8.  Shared Dispositive Power: 0

 9.  Aggregate Amount Beneficially Owned by each Reporting person: 1,768,400

10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____

11.  Percent of Class Represented by Amount in Row 9: 0.83  %

12.  Type of Reporting Person: IC

______________________________________________________________________________

 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Investment Management Corp. 37-0902469
 2.  Member of a Group: (a)_____(b)__X__

 3.  SEC USE ONLY:

 4.  Citizenship or Place of Organization: Delaware

 5.  Sole Voting Power: 1,060,000

 6.  Shared Voting Power: 913

 7.  Sole Dispositive Power: 1,060,000

 8.  Shared Dispositive Power: 913

 9.  Aggregate Amount Beneficially Owned by each Reporting person: 1,060,913

10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____

11.  Percent of Class Represented by Amount in Row 9: 0.50  %

12.  Type of Reporting Person: IA

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                                         13G

 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Insurance Companies Employee Retirement Trust 36-6042145
 2.  Member of a Group: (a)_____(b)__X__

 3.  SEC USE ONLY:

 4.  Citizenship or Place of Organization: Illinois

 5.  Sole Voting Power: 4,000,000

 6.  Shared Voting Power: 0

 7.  Sole Dispositive Power: 4,000,000

 8.  Shared Dispositive Power: 0

 9.  Aggregate Amount Beneficially Owned by each Reporting person: 4,000,000

10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____

11.  Percent of Class Represented by Amount in Row 9: 1.89  %

12.  Type of Reporting Person: EP

______________________________________________________________________________

 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Insurance Companies Savings and Thrift Plan for U.S.
         Employees  37-6091823

 2.  Member of a Group: (a)_____(b)__X__

 3.  SEC USE ONLY:

 4.  Citizenship or Place of Organization: Illinois

 5.  Sole Voting Power: 1,376,800

 6.  Shared Voting Power: 0

 7.  Sole Dispositive Power: 1,376,800

 8.  Shared Dispositive Power: 0

 9.  Aggregate Amount Beneficially Owned by each Reporting person: 1,376,800

10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____

11.  Percent of Class Represented by Amount in Row 9: 0.65  %

12.  Type of Reporting Person: EP

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Item 1(a) and (b).  Name and Address of Issuer:
                    __________________________
                   AIR PRODUCTS & CHEMICALS, INC.
                   7201 HAMILTON BLVD.
                   ALLENTOWN, PA  18195-1501

Item 2(a).  Name of Person Filing: State Farm Mutual Automobile Insurance
            _____________________
                                   Company and related entities; See Item 8 and Exhibit A

Item 2(b).  Address of Principal Business Office: One State Farm Plaza
            ____________________________________
                                                  Bloomington, IL 61710

Item 2(c).  Citizenship: United States
            ___________

Item 2(d) and (e).  Title of Class of Securities and Cusip Number: See above.
                    _____________________________________________

Item 3.  This Schedule is being filed, in accordance with 240.13d-1(b).
         _____________________________________________________________
         See Exhibit A attached.

Item 4(a).  Amount Beneficially Owned: 15,699,313 shares on 12/31/1998
            _________________________

Item 4(b).  Percent of Class: 7.44 percent pursuant to Rule 13d-3(d)(1).
            ________________

Item 4(c).  Number of shares as to which such person has:  The persons
            ____________________________________________
            identified in Exhibit A hereto have sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares reported hereby.

Item 5.  Ownership of Five Percent or less of a Class: Not Applicable.
         ____________________________________________

Item 6.  Ownership of More than Five Percent on Behalf of Another Person: N/A
         _______________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company: N/A
         ________________________________________________________
Item 8.  Identification and Classification of Members of the Group:
         _________________________________________________________
         See Exhibit A attached.

Item 9.  Notice of Dissolution of Group:  N/A
         ______________________________
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  Item 10.  Certification.  The undersigned certify that, to
  the best of   his knowledge and belief, the securities
  referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

  Signature. After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



     02/09/1999               STATE FARM MUTUAL AUTOMOBILE
___________________________
        Date                    INSURANCE COMPANY

  STATE FARM VARIABLE         STATE FARM LIFE INSURANCE COMPANY
    PRODUCT TRUST
                              STATE FARM FIRE AND CASUALTY
                                COMPANY

  STATE FARM INSURANCE COS.   STATE FARM INVESTMENT MANAGEMENT
    EMPLOYEE RETIREMENT TRUST   CORP.

  STATE FARM INSURANCE COS.   STATE FARM GROWTH FUND, INC.
    SAVINGS AND THRIFT PLAN
    FOR U.S. EMPLOYEES        STATE FARM BALANCED FUND, INC.





   /s/ Paul N. Eckley
  ____________________________             /s/ Paul N. Eckley
                                   ________________________________
  Paul N. Eckley, Fiduciary of     Paul N. Eckley, Vice President
       each of the above                of each of the above
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                                                 7        8

                            EXHIBIT A


This Exhibit lists the entities affiliated with State Farm Mutual Automobile Insurance Company which might be deemed to constitute a group" with regard to the ownership of shares reported herein. By way of explanation, State Farm Mutual Automobile Insurance Company is the parent of wholly owned subsidiaries, State Farm Life Insurance Company, which is the parent of the wholly owned subsidiary State Farm Life and Accident Assurance Company, and State Farm Fire and Casualty Company, which in turn is the parent of the wholly owned subsidiary State Farm Investment Management Corp. State Farm Investment Management Corp. acts as the investment advisor to State Farm Growth Fund, Inc., State Farm Balanced Fund, Inc., and the State Farm Variable Product Trust. The InvestmentCommittees of the Board of Directors of each of the insurance companies and of the State Farm Investment Management Corp. and the Trustees of the State Farm Insurance Companies Employee Retirement Trust and State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees are vested with the responsibility for investing the assets of the companies, the Funds, the Trusts, and the Equities Account and the Balanced Account of the State Farm Insurance Companies
Savings and Thrift Plan for U.S. Employees. State Farm Mutual Automobile Insurance Company employs all personnel of the Investment Department. State Farm Investment Management Corp.
has a written agreement with State Farm Mutual Automobile Insurance Company whereby the Investment Department personnel assist State Farm Investment Management Corp. in its duties as investment advisor to the Funds and the State Farm Variable Product Trust. Investment actions taken by the Investment Department are ratified by the Investment Committees of the Boards of Directors of the insurance companies and the Management Corporation and by the Trustees of the Trusts and the Plan. Certain members of the Investment Department also execute voting proxies from time to time but in situations where a vote contrary to that of management on a major policy matter is under consideration, approval of the Investment Committees of the Boards of Directors of the Companies involved is first obtained.

Pursuant to Rule 13d-4 each person listed in the table below expressly disclaims "beneficial ownership" as to all shares as to which such person has no right to receive the proceeds of sale of the security and disclaims that it is part of a "group".


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                                                   Number of
                                      Classifi-    Shares Based
                                      cation       on Proceeds
Name                                  Under Item 3 of Sale
____                                  ____________  ___________

State Farm Mutual Automobile Insurance Co. IC      7,352,400
State Farm Life Insurance Company          IC        140,800
State Farm Life and Accident Assurance Co. IC              0
State Farm Fire and Casualty Company       IC      1,768,400
State Farm Investment Management Corp.     IA              0
State Farm Growth Fund, Inc.               IV        830,000
State Farm Balanced Fund, Inc.             IV        230,000
State Farm Variable Product Trust          IV            913
State Farm Insurance Companies Employee
    Retirement Trust                       EP      4,000,000
State Farm Insurance Companies Savings &
    Thrift Plan for U.S. Employees         EP
  Equities Account                                 1,120,800
  Balanced Account                                   256,000
                                                 ------------
                                     Total        15,699,313